09042582

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10/14

SEC[illegible]MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-67535

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING AUGUST 1, 2008 (MM/DD/YY) AND ENDING JULY 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BRERETON, HANLEY SECURITIES INC.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 E. HAMILTON AVE., SUITE 102
(No. and Street)

CAMPBELL, (City) — CALIFORNIA (State) — 95008 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

ELIZABETH COLLINS — (415) 492-8975 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report.*

ROBERT R. REDWITZ & CO., *An Accounting and Consulting Corporation*
(Name ☐ if individual, state last, first middle name)

1 ALMADEN BLVD., SUITE 950 (Address) — SAN JOSE (City) — CALIFORNIA (State) — 95113 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control *number*

AD
10/30

OATH OR AFFIRMATION

I, BRANDT BRERETON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of BRERETON, HANLEY SECURITIES INC., as of July 31, 2009 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

CEO
(Title)

STATE OF CALIFORNIA) On this 7 day of ~~September~~ October in the year 2009, before me,
) ss.
Santa Clara
COUNTY OF) a Notary Public, State of California, duly commissioned and sworn, personally appeared Brandt Brereton, personally known to me (or proved to me on the basis of satisfactory evidence) to be the person(s) whose name is/are subscribed to the within instrument, and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.

Notary Public, State of California

My commission expires 03/18/12

(Seal)
ROSALIE M FIELDS
Commission # 1793860
Notary Public - California
Santa Clara County
My Comm. Expires Mar 18, 2012

This report ** contains (check applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Operations.
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Certified Public Accountants' Supplementary Report on Internal Control.
- ☐ (p) Schedule of segregation requirements and funds in segregation-customers' regulated commodity futures account pursuant to Rule 171-5.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17e-5(e)(3).*

ADMINISTRATIVE PROCEEDING
FILE NO. 3-13624

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
September 25, 2009

In the Matter of DTVN HOLDINGS, INC., EMPLOYEE SOLUTIONS, INC., FALCON NATURAL GAS CORP., INTERNET COMMERCE & COMMUNICATIONS, INC., OSAGE SYSTEMS GROUP, INC., PAYLESS CASHWAYS, INC., PC SERVICE SOURCE, INC., PLAY BY PLAY TOYS & NOVELTIES, INC., POWERBRIEF, INC., SOUTHERN ENERGY COMPANY, INC., SPARTA SURGICAL CORP., STRATEGIA CORP. (N/K/A CATTHAI CORP.), and TTI INDUSTRIES, INC.	ORDER SCHEDULING HEARING AND DESIGNATING PRESIDING JUDGE

The Securities and Exchange Commission (Commission) has ordered, pursuant to Rule 360(a)(2) of the Commission's Rules of Practice, that the Administrative Law Judge assigned to this proceeding shall issue an initial decision no later than 120 days from service of the Order Instituting Proceedings. See 17 C.F.R. § 201.360(a)(2).

IT IS ORDERED that the hearing in this matter commence at 9:30 a.m., Wednesday, October 14, 2009, in the Commission Headquarters Offices, Hearing Room 2, 100 F Street, N.E., Washington, D.C. 20549.

IT IS FURTHER ORDERED that Administrative Law Judge Carol Fox Foelak preside at the hearing in these proceedings and perform other and related duties in accordance with the Commission's Rules of Practice.

IT IS FURTHER ORDERED that the parties confer and notify the presiding judge of a suggested date and time for a prehearing conference which will be conducted telephonically unless the parties prefer otherwise.

Information prepared by this office to assist the parties is attached to this Order.

For the Commission, by its Chief Administrative Law Judge, pursuant to delegated authority.

Brenda P. Murray
Brenda P. Murray
Chief Administrative Law Judge

Office of Administrative Law Judges
U.S. Securities and Exchange Commission
100 F Street, NE, Mail Stop 2557
Washington, DC 20549
Phone: 202-551-6030 - Fax: 202-777-1031 - E-Mail: alj@sec.gov

This information is primarily for pro se Respondents:

General Information Respondents in an administrative proceeding are entitled to be represented by counsel of their choice. The Office of Administrative Law Judges ("Office") encourages Respondents to retain legal counsel; however, the Securities and Exchange Commission ("Commission") cannot appoint or pay for a Respondent's legal counsel. Administrative proceedings are governed by the Commission's Rules of Practice ("Rules") found at 17 C.F.R. § 201 et seq. The Rules specify that administrative proceedings should be concluded by initial decisions issued within specific time periods. (Rule 360) The Commission's Rules of Practice are available on the Internet at http://www.sec.gov/about/rulesofpractice.shtml. All parties, including pro se litigants, are expected to be familiar with and abide by the applicable procedural Rules.

What follows is a brief explanation on subjects often questioned by pro se litigants and attorneys unfamiliar with administrative practice before the Commission. This information serves merely as a guide for understanding the Rules. The presiding administrative law judge cannot act as counsel for any party. Pro se litigants should ask questions of the judge so that they understand the procedures or rulings, but they may not engage in ex parte communications, which are communications with the presiding administrative law judge about the merits of the issues without all the parties being present. (Rules 111, 120)

Filings and Distribution Respondents are required to file an original and three copies of each pleading with the Commission's Secretary. Also, they must serve one copy of each pleading they file on each party on the service list in the proceeding. (Rules 150, 151) The administrative law judge would appreciate receiving a courtesy copy of all filings.

The Commission's Secretary mails all Commission orders and Office orders and initial decisions issued by the administrative law judge, to all persons on the service list. Additionally, if the Respondent would like to receive an electronic courtesy copy of all administrative law judges' orders and initial decisions, the Respondent must provide this Office with a valid e-mail address. Initial Decisions are posted on the Commission's website (www.sec.gov) shortly after they are issued.

Phases Each administrative proceeding has a prehearing, hearing, and posthearing phase.

Prehearing Procedures Respondents must file an answer within twenty days after being served with the order instituting proceeding, unless a different period is provided by rule or order. (Rules 160, 220) Unless otherwise ordered, the Division of Enforcement ("Division") is required to make the investigative file that supports the proceeding available to the Respondent for inspection and copying no

later than seven days after the Respondent is served with the order instituting proceedings (OIP). (Rule 230)
It is necessary to file a request for issuance of subpoenas requiring the testimony of witnesses, and/or the production of documents with the Commission's Secretary and to serve a copy of the request on each party. (Rule 232) A copy of the request and the original subpoenas should be sent to the administrative law judge for signature. Preprinted subpoenas are available from the Commission's Publications unit at (202) 551-4040. Subpoenas with language substantially similar to what appears on the preprinted subpoenas are acceptable. The Office returns signed subpoenas by regular mail unless the requesting party, who is responsible for service, submits an alternative means such as a self-addressed Federal Express envelope.

At least one prehearing conference is held, usually by telephone, prior to the hearing. The parties generally are required to exchange copies of exhibits and the names of their witnesses, and file prehearing briefs.

An administrative law judge may default a Respondent who does not file a timely answer, answer a dispositive pleading, appear at a prehearing conference or hearing, or fails to otherwise defend the proceeding. On default, the administrative law judge may find the allegations in the OIP to be true, and order the relief requested by the Division. (Rules 155, 220, 221)

Hearing Procedures The hearing process is similar to a trial in federal court. The parties generally make opening statements. Each Respondent has the right to present witnesses and offer exhibits. The Division will present witnesses and offer exhibits first and last since it has the burden of proof. A party may object to testimony or documentary evidence on the grounds that it is irrelevant, immaterial, or unduly repetitious, and can cross-examine any adverse witness. (Rules 320, 321) A pro se Respondent called to testify may also object to questions for the same reasons.

A Respondent may exercise their constitutional right to refuse to testify as to any matter he or she believes would tend to be incriminating or subject him or her to a penalty, fine, or forfeiture. However, in an administrative proceeding, an adverse inference may be drawn from a Respondent's failure to testify or explain facts and circumstances, particularly if the matters are within the Respondent's knowledge.

Posthearing Procedures To assist the administrative law judge prepare the record index, the parties should jointly submit a list of the exhibits received and those exhibits that were offered and refused. (Rule 351) One column should list each party's exhibits by number, and a second column should describe the corresponding exhibit briefly. The joint exhibit list should be e-mailed to alj@sec.gov in a format compatible with Word for Windows.

Following the hearing, the parties have the right to submit proposed findings of fact and conclusions of law and briefs containing legal arguments in support of their positions. (Rule 340)